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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

VOLCOM, INC.
(Name of Subject Company)

TRANSFER HOLDING, INC.
PPR S.A.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92864N101
(Cusip Number of Class of Securities)

Michel Friocourt
General Counsel
PPR S.A.
10 avenue Hoche
75381 Paris, France
Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$607,713,805.00	$70,555.57

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 24,426,120 outstanding shares of common stock of Volcom, Inc. ("Volcom"), par value $0.001 per share, at $24.50 per share. The transaction value also includes the aggregate offer price for 1,014,080 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.50 minus such exercise price. This is based on information provided by Volcom as of May 9, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$70,555.57	Filing Party:	Transfer Holding, Inc. and PPR S.A.
Form or Registration No.:	Schedule TO	Date Filed:	May 11, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission "SEC") on May 11, 2011 and amended on May 19, 2011, May 23, 2011 and May 24, 2011 (as amended and supplemented, the "Schedule TO") and is filed by PPR S.A., a "société anonyme à conseil d'administration" (corporation with a board of directors) organized under the laws of France ("PPR") and Transfer Holding, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of PPR S.A. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share of Volcom, Inc., a Delaware corporation ("Volcom"), at $24.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Schedule TO, including the Offer to Purchase, contains important information about the Offer and should be read carefully and entirely by Volcom shareholders before any decision is made with respect to the Offer. The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented to replace the first paragraph of the sub-section under the heading "Certain Legal Matters; Regulatory Approvals—General" and the disclosure in Amendment No. 2 to the Schedule TO filed with the SEC on May 23, 2011 with the following:

        "On May 4, 2011, a putative class action lawsuit captioned Greenwood v. Volcom, Inc., et al., (the "California Stockholder Action") was filed in the Orange County Superior Court. The complaint names as defendants the members of the Volcom Board, as well as Volcom, PPR and Purchaser. The plaintiff alleges that Volcom's directors breached their fiduciary duties to Volcom stockholders in connection with the Offer and the Merger and further claims that Volcom, PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price, an inadequate sales process and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, imposition of a constructive trust and an award of attorneys' and other fees and costs, in addition to other relief.

        On May 13, 2011, a putative class action lawsuit captioned Graff v. Volcom, Inc., et al., (the "Delaware Stockholder Action," together with the California Stockholder Action, the "Merger Litigation") was filed in the Court of Chancery of the State of Delaware. The complaint names as defendants the members of the Board of Directors of Volcom, as well as Volcom itself, PPR and Purchaser. The plaintiff alleges that Volcom and its directors breached their fiduciary duties to Volcom's stockholders in connection with the Offer and the Merger and further claims that PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price, an inadequate sales process and unreasonable deal protection devices and that the defendants agreed to the transactions to benefit themselves personally. The complaint also alleges that the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Volcom on May 11, 2011 (the "Schedule 14D-9") and the Schedule TO did not provide Volcom's stockholders with the information necessary to make a fully informed decision regarding the Offer and the Merger and that, specifically, Volcom's Schedule 14D-9 failed to adequately disclose information relating to the background of the Offer and the Merger and the opinion by Wells Fargo to the Board of Directors of Volcom. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys' fees and other fees and costs, in addition to other relief.

        On June 2, 2011, solely to avoid the costs, risks and uncertainties inherent in litigation and without admitting any liability or wrongdoing, the parties to the Merger Litigation signed a memorandum of understanding (the "MOU") regarding a proposed settlement of all claims asserted therein. In connection with the MOU, Volcom agreed to amend its Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures, and on June 2, 2011, Volcom did so amend its Schedule 14D-9 in Amendment No. 3 to the Schedule 14D-9. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Volcom stockholders from all claims arising out of the transactions contemplated by the Merger Agreement, upon which occurrence defendants will seek termination of any and all continuing stockholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, the defendants will continue to vigorously defendant the Merger Litigation."

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2011

Transfer Holding, Inc.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Chief Executive Officer
PPR S.A.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Deputy Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(A)	*	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	*	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Summary Newspaper Advertisement published in the Wall Street Journal on May 11, 2011.
(a)(5)(A)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PPR S.A. on May 2, 2011).
(a)(5)(B)	*	Press Release issued by PPR S.A. on May 11, 2011 announcing commencement of the tender offer.
(a)(5)(C)	*	Excerpt from presentation at PPR S.A.'s annual general meeting held on May 19, 2011.
(a)(5)(D)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 24, 2011.
(b)		Not applicable.
(c)		Not applicable.
(d)(1)	*
Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(d)(2)	*
Share and Voting Agreement dated May 2, 2011 by and among PPR, S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(e)		Not applicable.
(f)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*
Previously filed.

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  Item 11. Additional Information.
SIGNATURES
EXHIBIT INDEX